UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25	SEC. FILE NUMBER 001-31392

NOTIFICATION OF LATE FILING	CUSIP NUMBER

Check One): [ ] Form 10-K [X] Form 10-KSB [ ] Form 20-F [ ] Form 10-Q [ ] Form 10-QSB [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2003
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pluristem Life Systems, Inc.
Full Name of Registrant

A.I. Software Inc.
Former Name if Applicable

MATAM Advanced Technology Park, Building No. 20
Address of Principal Executive Office (Street and Number)

Haifa, Israel 31905
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).
[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form 11-K, Form N-SAR or Form n-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report on portion thereof, could not be filed within the prescribed time period.

We are unable to file, without unreasonable effort and expense, our Form 10-KSB Annual Report for the year ended June 30, 2003 due to our transition from our current principal independent accountants to our new principal independent accountants, as reported on our Current Report on Form 8-K, filed on July 8, 2003. We anticipate that our Form 10-KSB Annual Report, together with our audited annual financial statements, will be filed on or before the 15th calendar day following the prescribed due date of our Form 10-KSB.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Irit Arbel 972 4-850-1080
(Name) (Area Code) (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

Pluristem Life Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2003

/s/ Irit Arbel
Irit Arbel, Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.